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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67146

SEC Mail Processing Section
FEB 14 2020
Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenith Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Main Street
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova — (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. CPAs
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Securities and Exchange Commission
Trading and Markets
FEB 14 2020
RECEIVED

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dean Fezza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zenith Capital Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLAN J. LEE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 11, 2020

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZENITH CAPITAL ADVISORS LLC

Statement of Financial Condition

For the Year Ended December 31, 2019

ZENITH CAPITAL ADVISORS LLC

December 31, 2019

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Zenith Capital Advisors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zenith Capital Advisors LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 5, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

ZENITH CAPITAL ADVISORS LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	152,665
Receivable from Member		75,000
Fixed assets, at cost, less accumulated depreciation of $12,236		1,682
Prepaid expense		3,817
TOTAL ASSETS	$	233,164
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	3,155
Due to Member		6,929
TOTAL LIABILITIES		10,084
MEMBER'S EQUITY		
Member's equity		223,080
TOTAL LIABILITIES AND EQUITY	$	233,164

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
December 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Zenith Capital Advisors LLC ("The Company)" was formed in 2015 when MID-SHIP Capital LLC ("Member"), a Delaware limited liability company purchased HSH N Financial Securities LLC pursuant to a membership interest purchase agreement between the Member and the seller. The acquired company's name was subsequently changed to MID-SHIP Securities LLC, a Delaware limited liability company wholly owned by the Member. The term of the company shall continue in perpetuity unless the company is dissolved in accordance with the provision of its articles of organization. The Company provides investment banking services to customers.

In November 2019 the firm made a legal change to its name from MID-SHIP Securities LLC to Zenith Capital Advisors LLC.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

In the normal course of business, the Company enters into transactions where the Company earns fees for underwriting, placement and advisory transactions. For the year ended December 31, 2019, the Company received no advisory fees. The firm has a receivable for $75,000 from its Member for advisory fees generated in 2019.

The Company's primary business is to effect transactions in debt instruments, underwriting and private placement activities. The Company recognizes revenue from these services on a trade-date basis. Success fees are recorded upon the close of the underlying transaction. Interest income is recognized using the accrual method of accounting.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Income Taxes

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $142,581 and a minimum net capital requirement of $100,000. The Company's excess net capital at December 31, 2019 was $42,581. The Company's percentage of aggregate indebtedness to net capital at December 31, 2019 was 7.07%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2019, the amount in excess of insured limits was $0.

Customer Transactions

The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk. For the year ended December 31, 2019 there were none.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Member. Under the terms of the expense sharing agreement, expenses incurred by the Member on behalf of the Company are allocated at cost. Applicable expenses include salaries and payroll taxes. The amount of these expenses for the year ended December 31, 2019 was $76,911, of which $6,929 was payable to the Member as of December 31, 2019. Under a sublease agreement the firm also paid its Member $12,000 for office rent.

Notes to Financial Statement
December 31, 2019

NOTE 6 - COMMITMENTS

The Company renewed its sublease agreement with its Member for the period of one year, commencing on September 1, 2018. The Company's rent expense for the year ended December 31, 2019 was $12,000.

NOTE 7 - LEASES

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

NOTE 8 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2019:

		Useful Life
Computer equipment	$ 13,918	5 years
Less: Accumulated depreciation	12,236	
Total property and equipment	$ 1,682	

Depreciation expense for the year ended December 31, 2019 was $2,784.

NOTE 9 - SUBSEQUENT EVENTS

The firm has evaluated events and transactions that occurred from the date of the financial statement through the date the financial statement was available to be issued for possible disclosure and recognition in financial statement.